FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2021 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On October 13, 2021, the Registrant Announces its 2021 Annual Technical
Global Symposium Online Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 13, 2021	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor to Hold its 2021 Annual Technical Global Symposium Online Event

Highlighting Company’s leadership based on its advanced analog technology and manufacturing solutions

Presenting technology solutions and development roadmaps addressing the rising demands of the communication, automotive, medical, AI, advanced displays and industrial markets

MIGDAL HAEMEK, Israel, October 13, 2021 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced its online 2021 annual Technical Global Symposium. During the event, Company’s executives will provide a comprehensive overview for each of its advanced analog technology platforms:  RF & High-Performance Analog, Power Management and Sensors, including recent innovations and development roadmaps, driven by and aligned to current and future rising market needs. In addition, Company’s global manufacturing capabilities, solutions and capacity growth programs will be presented.

Topics and key messages per session are listed below:

CEO Keynotes by Mr. Russell Ellwanger

Analog technology for the future of communications, automobiles and artificial intelligence
Presented by Dr. Marco Racanelli, Senior Vice President and General Manager the Analog Business Unit

This session will review Tower’s leading Silicon Photonics foundry platform offering enabling the future of optical transceivers, solid-state LiDAR and Neuromorphic computing. In addition, the Company will present its comprehensive solutions as a Tier-1 RF supplier for handsets with its leading RF SOI technology and a large installed capacity to support 5G and beyond. The session will also discuss Company’s advanced Power BCD technology with best-in-class efficiency and its roadmap driven by the electrification of the automobile with focus on a green and sustainable world.

Image Sensor and Displays: state-of-the-art technologies for the industrial, medical and AR/VR fast growing markets
Presented by Dr. Avi Strum, Senior Vice President and General Manager of Sensors & Displays Business Unit

This session will review Tower’s state of the art CIS platform and recent advancements, including wafer stacking technology for high end Time of Flight (ToF) and global shutter applications, for the industrial, automotive and mobile markets. It will also cover the advanced 300mm solutions developments designed for the medical and dental markets with stitched large sensor technology. In addition, Company’s non-imaging sensor solutions and micro-LED and micro-OLED displays offering for next generation VR headsets will also be presented and discussed.

Manufacturing Excellence Session
Presented by Mr. Rafi Mor, Chief Operating Officer

This session will review Company’s capacity expansion activities, its worldwide high-quality manufacturing capabilities and diversity. The Company will provide insights on manufacturing flexibility and maximized utilization with 200mm and 300mm multi-fab and cross qualified production platforms enabling capacity assurance. The session will also discuss our high-quality manufacturing program focusing on effectiveness, efficiency, and quality.

For additional information, agenda and registration please visit the event page here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), one in Italy (300mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com